Free Writing Prospectus

VanEck Merk Gold ETF

2026-04-23 VanEck OUNZ Presentation FP_March 2026

0001546652

Pursuant to 433/164

333-274643

1 vaneck.com The Gold ETF that Delivers March 2026 OUNZ | VanEck Merk Gold ETF For Financial Professional Use Only - Not for Retail Distribution

2 Institutional Sales Material. Not for Distribution to the Public. The Gold ETF that Delivers Table of Contents 3 Seamless Delivery Process 10 For Financial Professional Use Only - Not for Retail Distribution Gold as a Safe Haven 8 15 Gold, the Original Diversifier 4 Risks to Consider 13 Appendix

3 Access the Opportunities 3 The Gold ETF that Delivers For Financial Professional Use Only - Not for Retail Distribution Efficient Exposure: OUNZ provides cost-effective, direct exposure to gold through an ETF, eliminating storage and security concerns Seamless Delivery: Unlike other gold ETFs, OUNZ allows investors to request delivery of their gold in various denominations Tax Efficiency: Taking physical delivery of gold is not taxable

4 Access the Opportunities For Financial Professional Use Only - Not for Retail Distribution Gold is the Original Portfolio Diversifier  Gold has exhibited low long- term correlation to major asset classes  Gold has provided portfolio diversification through various market cycles 4 20 Years of Asset Class Correlations to Gold as of 12/31/2025 Gold U.S. Stocks U.S. Bonds Commodity Futures International Stocks International Bonds Gold 1.00 U.S. Stocks 0.05 1.00 U.S. Bonds 0.33 0.24 1.00 Commodity Futures 0.39 0.46 0.00 1.00 International Stocks 0.14 0.96 0.27 0.55 1.00 International Bonds 0.49 0.38 0.82 0.29 0.48 1.00 U.S. Treasuries 0.31 -0.11 0.70 -0.10 -0.08 0.60 1.00 Source: VanEck, Morningstar. Data as of December 2025. Gold = LMBA Gold Price PM. U.S. Stocks = S&P® 500 Index. U.S. Bonds = Bloomberg US Aggregate Bond Index. Commodity Futures = Bloomberg Commodity Index. International Stocks = MSCI ACWI NR USD. International Bonds = Bloomberg Global Aggregate Bond Index. U.S. Treasuries = Bloomberg 1-3 Year Treasury Bond Index. Not intended as a recommendation to buy or sell any of the securities mentioned herein. Past performance is no guarantee of future results. Please see important disclosures at the end of this presentation. 1.00

5 Access the Opportunities For Financial Professional Use Only - Not for Retail Distribution Gold Also Offers Long-Term Appreciation Potential  Gold is more than a diversification and hedging tool  Gold has outperformed many other asset classes since the beginning of the century  Since the dotcom bubble in 2000, economic and financial risks have escalated, driving gold higher 5 Gold Outperformance Since 2000 0 200 400 600 800 1000 1200 1400 1600 1800 2000 Cumulative Return (Indexed at 100) Gold ($/oz) U.S. Stocks U.S. Bonds U.S. Treasuries Source: FactSet. Data as of March 2026. Returns are annualized. U.S. Stocks represented by S&P® 500 Index; U.S. Bonds represented by Bloomberg U.S. Aggregate Bond Index; Gold Bullion represented by LBMA Gold Price PM; U.S. Treasuries represented by the Bloomberg U.S. 1-3 Year Treasury Bond Index. Not intended as a recommendation to buy or sell any of the securities mentioned herein. Past performance is no guarantee of future results. Indices are not securities in which investments can be made. An index's performance is not illustrative of a fund's performance. Please see important disclosures at the end of this presentation and definitions at end.

6 Access the Opportunities 6 Gold underperformed commodities in the first half of the 1970's and 2000's... -50% 0% 50% 100% 150% 200% 250% 300% 350% 400% 450% 500% 0% 2% 4% 6% 8% 10% 12% 14% Dec-69 Jun-70 Dec-70 Jun-71 Dec-71 Jun-72 Dec-72 Jun-73 Dec-73 Jun-74 Dec-74 Jun-75 Dec-75 Jun-76 Dec-76 Cumulative Return U.S. Consumer Price Index (CPI) - YoY CPI (LHS) Commodities Gold -15% -10% -5% 0% 5% 10% 15% 20% 25% 30% 35% 40% 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 3.0% 3.5% 4.0% 4.5% 5.0% Dec-03 Feb-04 Apr-04 Jun-04 Aug-04 Oct-04 Dec-04 Feb-05 Apr-05 Jun-05 Aug-05 Oct-05 Cumulative Return U.S. Consumer Price Index (CPI) - YoY CPI (LHS) Commodities Gold First Half of 1970's Inflation Regime First Half of Mid-2000's Inflation Regime First Half of Mid-2000's Inflation Regime Source: Bloomberg, VanEck. Data as of June 2021. "Commodities" = Bloomberg Commodity Index. "Gold" = Gold Bullion (NYMEX, $/oz). "CPI" = U.S. Consumer Price Index. Not intended as a recommendation to buy or sell any of the securities mentioned herein. Past performance is no guarantee of future results. Index descriptions provided in the disclosures at the end of this presentation. For Financial Professional Use Only - Not for Retail Distribution

7 Access the Opportunities 7 Second Half of 1970's Inflation Regime Second Half of Mid-2000's Inflation Regime ...Both Times Finishing Out Much Stronger In The Second Half For Financial Professional Use Only - Not for Retail Distribution -100% 0% 100% 200% 300% 400% 500% 600% 700% 800% 0% 2% 4% 6% 8% 10% 12% 14% 16% Dec-76 Jun-77 Dec-77 Jun-78 Dec-78 Jun-79 Dec-79 Jun-80 Dec-80 Cumulative Return U.S. Consumer Price Index (CPI) - YoY CPI (LHS) Commodities Gold -20% -10% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 3.0% 3.5% 4.0% 4.5% 5.0% Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Cumulative Return U.S. Consumer Price Index (CPI) - YoY CPI (LHS) Commodities Gold  Gold historically outperforms in the second half of inflation cycles  Markets believe Fed's transitory inflation narrative  However, supply bottlenecks, tight commodities markets, tight labor, housing shortages and consumer demand pressures all suggest substantially higher inflation in the long term Source: Bloomberg, VanEck. Data as of June 2021. "Commodities" = Bloomberg Commodity Index. "Gold" = Gold Bullion (NYMEX, $/oz). "CPI" = U.S. Consumer Price Index. Not intended as a recommendation to buy or sell any of the securities mentioned herein. Past performance is no guarantee of future results. Index descriptions provided in the disclosures at the end of this presentation.

8 Access the Opportunities Gold is a Safe Haven in Periods of Systemic Risk For Financial Professional Use Only - Not for Retail Distribution 8 Global Stocks and Bonds vs. Gold Periods of Heightened Risk Source: VanEck, World Gold Council. Data as of December 2025. Dates utilized: Dot-com bubble = Mar 2000 to Mar 2001; 9/11 = Sep 2001; Global Financial Crisis = Aug 2007 to Mar 2009; Sovereign Debt Crisis = Jan 2010 to Jun 2010; Brexit = June 2016; COVID 19 = Jan 2020 to Mar 2020; Regional Bank Crisis = Mar 2023; October 7th Attacks = Oct 2023; 2025 Tarif Wars = Jan 2025 to Dec 2025. "Global Stocks" represented by MSCI World Index. "Global Bonds" represented by Bloomberg Global Aggregate Bond Index. Past performance is not indicative of future results. Index descriptions included at the end of this presentation. -7% 7% 37% 15% 9% 4% 6% 8% 7% 55% -25% -9% -46% -6% -1% -21% -3% -1% -3% 17% 2% 1% 7% -1% 3% 0% -1% 3% -1% 8% -60% -40% -20% 0% 20% 40% 60% Dot-Com Bubble 9/11 Global Financial Crisis Sovereign Debt Crisis Brexit COVID 19 Russia/ Ukraine Regional Bank Crisis October 7th Attacks 2025 Tariff Wars Cumulative Return Gold Global Stocks Global Bonds

9 Access the Opportunities For Financial Professional Use Only - Not for Retail Distribution The Gold ETF that Delivers Deliverability  OUNZ holds gold bullion in the form of allocated London Bars. It differentiates itself by providing investors with the option to take physical delivery of gold bullion in exchange for their shares. Convertibility  For the purpose of facilitating delivery, Merk has developed a proprietary process for the conversion of London Bars into gold coins and bars in denominations investors may desire. Tax Efficiency  Taking delivery of gold is not a taxable event as investors merely take possession of what they already own: the gold. The VanEck Merk Gold ETF (the "Trust" or "OUNZ") provides investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold. The Trust's primary objective is to provide investors with an opportunity to invest in gold through the shares and be able to take delivery of physical gold bullion (physical gold) in exchange for their shares. The Trust's secondary objective is for the shares to reflect the performance of the price of gold less the expenses of the Trust's operations. 9 Fund Details Fund Ticker OUNZ Commencement Date 5/16/2014 Expense Ratio (%) 0.25 Exchange NYSE Arca Custodian JP Morgan Chase Bank, N.A Trustee Bank of New York Mellon Data as of December 2024. This content is not intended as tax advice. Investors should consult with a tax professional for their particular situation and jurisdiction. Please see important disclosures at the end of this presentation.

10 Access the Opportunities Seamless Delivery Process • Investor files a Delivery Application • Investor instructs their broker to submit their ETF shares to take delivery of their gold • Gold sent to Investor For Financial Professional Use Only - Not for Retail Distribution 10 OUNZ Shareholder owns pro-rata share of gold held by the Trust Investor receives coins an/or bars without experiencing taxable event VanEck Merk Gold ETF holds gold in the form of allocated London Bars Gold is converted into coins and/or bars as requested by Investor Investor VanEck Merk Gold ETF A delivery applicant must submit a delivery application and payment for the processing and delivery fees to cover the cost of preparing and transporting the gold. The delivery of physical gold to applicants may take considerable time and the delay in delivery could result in losses if the price of gold declines. A share submission is irrevocable. See important disclosures at the end. Gold is delivered to Investor Investor submits delivery application and shares of OUNZ

11 Access the Opportunities Wide Selection of Gold Available For Financial Professional Use Only - Not for Retail Distribution 11 Gold bars and coins available with their associated fees are regularly updated at merkgold.com/fees Sample of Gold Availability Exchange Fee1 Purity (%) Fee per Application Fee per Ounce 1oz Perth Mint Gold Bar $600 $50.00 99.99% 1oz Mixed Years Philharmonic Gold $600 $40.00 99.99% 1oz .9999 Fine Royal Canadian Mint Gold Maple Leaf $600 $45.00 99.99% London bars $7,500 $0.00 95.00% - 99.99% 1Exchange Fee effective February 03, 2026 and supersedes any previously published Exchange Fees, including those in the prospectus. Subject to change. Data as of December 2025. Source: Merk Investments, LLC. During times of high demand for coins in the market, Processing Fees may be updated frequently and may be updated after the time a Delivery Applicant submits an application before it is pre-approved; in this case, the Delivery Applicant may have to pay a higher Processing Fee to have the Delivery Application pre-approved. The Exchange Fee covers the cost of exchanging OUNZ shares into gold bars in the form of London Bars which the Trust holds in the vault, as well as the cost of converting London Bars into the gold coins or smaller gold bars that investors may prefer for delivery. The Exchange Fee for gold coins and bars, outside of London Bars, reflects the premium such coins and bars are trading at relative to the spot price of gold. In an effort to keep Exchange Fees predictable, the precious metals dealer will choose coins and bars from inventory regardless of date. Special requests may be accommodated, but are subject to inventory and may be subject to higher fees. We would publish the pricing for special requests on this page, making it available to other investors as well. Aside from being able to request delivery of London Bars, investors may request to have their shares exchanged for other gold bars and coins, without numismatic value, having a minimum fineness (or purity) of 995 parts per 1,000 (99.5%) or, for American Gold Eagle gold coins, with a minimum fineness of 91.67%. All fees are subject to change upon notice and the Sponsor may waive or reduce the Exchange Fees from time to time. Please see important disclosures at the end of this presentation.

12 Access the Opportunities OUNZ was Designed with Crises in Mind • OUNZ facilitated ten delivery requests for bars and coins throughout 2020 when bars and coins were in short supply • A large delivery of 100 ounces was made in March 2020 as many areas of the world were in varying states of lockdown • Delivery requests have continued to be fulfilled throughout the challenging global pandemic period For Financial Professional Use Only - Not for Retail Distribution 12 Deliveries Total Ounces Ounces Per Delivery (Range) Gold Price Per Delivery (Range) 2020 10 2,848 5 – 2,258 $1,608 - $1,938 2021 12 551 10 - 135 $1,716 – $1,863 2022 10 345 6 – 101 $1,714 – $1,979 2023 5 212 4 – 58 $1,914 – $2,078 2024 8 639 6 – 200 $2,020 – $2,662 2025* 19 1,318 1 - 482 $2,660 - $4,334 OUNZ has consistently satisfied delivery requests through various market environments Source: Merk Investments LLC. *As of January 2026. Past performance is no guarantee of future results. Please see important disclosures at the end of this presentation.

13 Access the Opportunities Risks for Consideration For Financial Professional Use Only - Not for Retail Distribution 13 • OUNZ shares fluctuate with gold prices, which can lead to potential losses regardless of holding period • The Trust does not actively trade gold to hedge against short-term market fluctuations • OUNZ invests only in gold • May be more volatile than a broadly diversified portfolio • OUNZ is not a registered "1940-Act" investment company • Not subject to the same protections as other investment vehicles Gold Price Volatility Concentration Risk Regulatory Risks

14 Access the Opportunities 14 The Gold ETF that Delivers For Financial Professional Use Only - Not for Retail Distribution Efficient Exposure: OUNZ provides cost-effective, direct exposure to gold through an ETF, eliminating storage and security concerns Seamless Delivery: Unlike other gold ETFs, OUNZ allows investors to request delivery of their gold in various denominations Tax Efficiency: Taking physical delivery of gold is not taxable

15 Appendix

16 Access the Opportunities OUNZ Performance History For Financial Professional Use Only - Not for Retail Distribution 16 Annualized Trailing Returns* (%) (As of 3/31/2026) QTD YTD 1 Year 3 Years 5 years 10 Years Since Inception OUNZ (NAV) 8.52 8.52 49.55 32.92 22.29 13.88 11.04 OUNZ (Share Price) 8.61 8.61 49.47 33.11 22.06 13.94 11.04 *Returns less than one year are not annualized. Source: VanEck. The performance data quoted represents past performance. Past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance may be lower or higher than performance data quoted. Please call 800.826.2333 or visit vaneck.com for performance current to the most recent month ended.

17 Access the Opportunities Important Disclosures For Financial Professional Use Only - Not for Retail Distribution 17 This material is for informational purposes only. The information presented does not involve the rendering of personalized investment, financial, legal, or tax advice. Certain statements contained herein may constitute projections, forecasts and other forward looking statements, which do not reflect actual results, are valid as of the date of this communication and subject to change without notice. Information provided by third party sources are believed to be reliable and have not been independently verified for accuracy or completeness and cannot be guaranteed. The information herein represents the opinion of the author(s), but not necessarily those of VanEck. VanEck Merk Gold ETF ("OUNZ" or the "Trust") must be preceded or accompanied by the prospectus. Before investing you should carefully consider the Fund's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which is available at https://www.vaneck.com/us/en/etf/commodity/ounz/documents/ounz-prospectus.pdf/. Please read the prospectus carefully before you invest. Investing involves significant risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns. Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves significant risk, and you could lose money on an investment in the Trust. The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take considerable time depending on your location. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus. The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust. © 2026 Merk Investments LLC. © 2026 VanEck. All trademarks, service marks or registered trademarks are the property of their respective owners.

18 Access the Opportunities Definitions and Descriptions For Financial Professional Use Only - Not for Retail Distribution 18 Index returns assume reinvestment of all income and do not reflect any management fees or brokerage expenses associated with fund returns. Returns for actual fund investors may differ from what is shown because of differences in timing, the amount invested and fees and expenses. You cannot invest directly in an index. LBMA Gold Price PM is the London Bullion Market Association measure of gold price quoted in U.S. dollars, published at 3pm London time. S&P 500 Index is widely regarded as the best single gauge of large-cap U.S. equities. The index is a float-adjusted, market-cap-weighted index of 500 leading U.S. companies from across all market sectors including information technology, telecommunications services, utilities, energy, materials, industrials, real estate, financials, health care, consumer discretionary, and consumer staples. Bloomberg 1-3 Year Treasury Bond Index measures U.S. dollar- denominated, fixed-rate, nominal debt issued by the U.S. Treasury with 1-2.999 years to maturity. Bloomberg U.S. Aggregate Bond Index measures the investment grade, U.S. dollar-denominated, fixed- rate taxable bond market. The index includes Treasuries, government-related and corporate securities, MBS (agency fixed-rate pass-throughs), ABS and CMBS (agency and non-agency). Bloomberg Commodity Index is designed to be a highly liquid, diversified benchmark for commodities as an asset class. The Bloomberg Commodity Index is composed of futures contracts on 20 physical commodities. Bloomberg Global Aggregate Bond Index is a market-weighted index of global government, government-related agencies, corporate and securitized fixed-income investments. Bloomberg U.S. Aggregate Government/Credit Index is a broad-based benchmark that measures the performance of U.S. Dollar denominated U.S. Treasuries, government-related and investment grade U.S. corporate securities that have a remaining maturity of greater than one year. Bloomberg U.S. Long Treasury Index measures the performance of US dollar-denominated, fixed-rate, nominal debt issued by the US Treasury with a maturity greater than 10 years. U.S. Dollar Index is a measure of the value of the U.S. dollar relative to the value of a basket of currencies of the majority of the U.S.'s most significant trading partners. U.S. Consumer Price Index (CPI) is a measure of the average change in the price for goods and services paid by urban consumers between any two time periods. It can also represent the buying habits of urban consumers. MSCI All Country World Index (ACWI) is a stock index designed to track broad global equity-market performance. Maintained by Morgan Stanley Capital International (MSCI), the index comprises the stocks of nearly 3,000 companies from 23 developed countries and 25 emerging markets. M2 Money Supply is a classification of global money supply. It includes M1 – which is comprised of cash outside of the private banking system plus current account deposits – while also including capital in savings accounts, money market accounts and retail mutual funds, and time deposits of under $100,000. The S&P 500 Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by Van Eck Associates Corporation. Copyright © 2026 S&P Dow Jones Indices LLC, a division of S&P Global, Inc., and/or its affiliates. All rights reserved. Redistribution or reproduction in whole or in part are prohibited without written permission of S&P Dow Jones Indices LLC. For more information on any of S&P Dow Jones Indices LLC's indices please visit www.spdji.com. S&P® is a registered trademark of S&P Global and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC. Neither S&P Dow Jones Indices LLC, Dow Jones Trademark Holdings LLC, their affiliates nor their third party licensors make any representation or warranty, express or implied, as to the ability of any index to accurately represent the asset class or market sector that it purports to represent and neither S&P Dow Jones Indices LLC, Dow Jones Trademark Holdings LLC, their affiliates nor their third party licensors shall have any liability for any errors, omissions, or interruptions of any index or the data included therein. Bloomberg Barclays Indices does not sponsor, endorse, or promote the Fund and bears no liability with respect to the Fund or security. © 2026 Van Eck Securities Corporation, Distributor, a wholly-owned subsidiary of Van Eck Associates Corporation

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